Rule 424(b)(3) Registration No. 333-102410

Prospectus Supplement
(to Prospectus dated February 4, 2003)

                            February 25, 2003

Dear American Bank Stockholder:

        American Bank's Special Meeting of Stockholders is now only a couple of weeks away. Please take this opportunity to cast your vote on American Bank's reorganization into a holding company structure. You should have already received a copy of the Proxy Statement/Prospectus, dated February 4, 2003, relating to the March 11, 2003 Special Meeting and the reorganization. The document explains the background of the reorganization and the rationale behind it. It also includes a proxy card for voting on the reorganization. If you haven't already voted, we URGE you to act today and vote your shares "FOR" the proposed reorganization by SIGNING, DATING and RETURNING either the proxy card previously sent to you or the enclosed proxy card in the postage-paid envelope.

        In addition, it has come to our attention that the section of the Proxy Statement/Prospectus captioned "Proposed Reorganization into a Savings and Loan Holding Company—Rights of Dissenting Stockholders" beginning on page 17, incorrectly describes the procedures you must follow in order to demand your appraisal rights. Accordingly, the section of the Proxy Statement/Prospectus captioned "Proposed Reorganization into a Savings and Loan Holding Company—Rights of Dissenting Stockholders" is hereby amended to read in its entirety as set forth in Exhibit A attached hereto.

        Please refer to the Proxy Statement/Prospectus, dated February 4, 2003, for additional information concerning the Special Meeting and the proposed reorganization.

Sincerely,

Phillip C. Bowman Chief Executive Officer and President

Exhibit A

Rights of Dissenting Stockholders

        Under the rules and regulations of the OTS, American Bank's stockholders who object to the reorganization may demand payment of the fair or appraised value of their shares of American Bank's common stock instead of receiving holding company stock. The following is a summary of the steps that you must take if you wish to exercise dissenters' rights. This description is not complete. You should read Section 552.14 of the OTS regulations for a more complete discussion of the procedures. A copy of Section 552.14 is attached as Appendix C to this proxy statement/prospectus.

        A dissenting stockholder electing to make a demand for an appraisal and payment must (i) not vote in favor of the plan of merger and reorganization and (ii) file with American Bank, before or at the special meeting (but before the stockholders' vote), written demand of payment for his shares of American Bank common stock. Voting against the plan of reorganization will not by itself satisfy the requirement that a dissenter file his demand for appraisal and payment with American Bank. Failure to vote against the plan of merger and reorganization will not constitute a waiver of a stockholder's dissenter's rights. Upon filing a written demand for an appraisal, the stockholder will cease to have the rights of a stockholder to receive dividends or to vote, except for dividends or other distributions payable to, or a vote to be taken by stockholders of record at a date on or prior to the effective date of the reorganization. Withdrawal of any written demand may be made at any time within 60 days after the effective date of the reorganization.

        Within 60 days of the effective date of the reorganization, a dissenting stockholder must submit the certificates representing his shares of American Bank common stock to American Stock Transfer & Trust Co., the Bank's transfer agent, which shall place a legend on such certificates indicating that an appraisal and payment have been demanded.

        Within ten days after the effective date of the reorganization, the Bank shall give written notice to stockholders who have complied with Section 552.14 of the OTS regulations of the effective date of the reorganization and make a written offer to all dissenting stockholders to pay a specified amount, which it considers to be a fair amount, for the shares of American Bank common stock. If within 60 days of the effective date of the reorganization any dissenting stockholder and American Bank agree on the price to be paid for the stockholder's American Bank common stock, the agreed upon payment will be made within 90 days of the effective date of the reorganization.

        If American Bank and any dissenting stockholder fail to agree on the price to be paid within the specified period, then the dissenting stockholder may file a petition with the OTS demanding a determination of the fair market value of the shares. If the required petition is not filed within the sixty-day period, a dissenting stockholder shall lose all dissenters' rights. It is possible that the exercise by a stockholder of his or her rights under Section 552.14 may cause such person to incur some personal expense.

IF YOU FAIL TO TAKE ANY ONE OF THE REQUIRED STEPS SET FORTH IN SECTION 552.14, YOUR DISSENTERS' RIGHTS MAY BE TERMINATED UNDER OTS REGULATIONS.